

Clay Gordon · 2nd
Partner at Stout Street Capital
Denver Metropolitan Area · Contact info
500+ connections

 5 mutual connections: Daniel Barnard, AAMS, Andrew Little, and 3 others

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 Stout Street Capital

 University of Colorado at Denver

About
In 2017, I co-founded Stout Street Capital. Since then, I've built and cultivated new regions for early-stage tech investments, including my former home in the Carolinas, and championed deals such as Good United with my background in non-profit fundraising.

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Experience

 **Managing Partner**
Stout Street Capital
Feb 2017 - Present · 5 yrs 8 mos
Denver, CO

Managing Partner focused on early stage technology companies.

Education

 **University of Colorado at Denver**
Bachelor's degree, Human Resources Management/Personnel Administration, General
2010 - 2012

Skills

Leadership
 Endorsed by 7 people who know the skill
 27 endorsements

Microsoft Office
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Customer Service
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